SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer))

MERRILL LYNCH & CO., INC. (ISSUER)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

LIQUID YIELD OPTION™ NOTES DUE 2031

(Title of Class of Securities)

590188 A6 5

(CUSIP Number of Class of Securities)

RICHARD ALSOP, ESQ.

GENERAL COUNSEL

CORPORATE LAW

MERRILL LYNCH & CO., INC.

4 WORLD FINANCIAL CENTER

NEW YORK, NEW YORK 10080

TELEPHONE: (212) 449-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

COPY TO:

NORMAN D. SLONAKER, ESQ.

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE: (212) 839-5300

CALCULATION OF FILING FEE

TRANSACTION VALUATION[1]	AMOUNT OF FILING FEE[2]
$1,810,512,396	$229,391.92

™	Trademark of Merrill Lynch & Co., Inc.
[1]	The transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.
[2]	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $250,765.65	Filing Party: Merrill Lynch & Co., Inc.

Form of Registration No.: Schedule TO	Date Filed: November 9, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merrill Lynch & Co., Inc., a Delaware corporation (the “Company”), on November 9, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its notice of an amendment to the Company’s Liquid Yield Option™ Notes due 2031 (the “LYONs”) and the related indenture to add December 10, 2004 as an additional date on which holders of the LYONs may require the Company to repurchase all or a portion of their LYONs for cash. The holder’s right to require the Company to repurchase their LYONs will be subject to the conditions set forth in the Notice of Amendment dated November 9, 2004.

The information in the Notice of Amendment, which was filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The second paragraph on the cover page of the Notice of Amendment is amended and restated to change the reference to $3,570,000,000 aggregate principal amount at maturity of LYONs outstanding as of the date of the Notice of Amendment to $3,265,715,000.

The first paragraph under the section entitled “Certain Transactions Regarding The LYONs” is amended and restated to change the reference to $3,570,000,000 aggregate principal amount at maturity of LYONs outstanding as of the date of the Notice of Amendment to $3,265,715,000.

The table under the section entitled “Certain Transaction Regarding The LYONs” is amended to include:

	Price Range		Average Price Paid
Calendar Quarter	Low	High
2004
Second Quarter $304,285,000 aggregate principal amount at maturity	$546.56	$546.56	$546.56

™	Trademark of Merrill Lynch & Co., Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2004	MERRILL LYNCH & CO., INC.

	By:	/S/ JOHN LAWS
Name: John Laws Title: Assistant Treasurer

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